UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1**)

Orient Paper, Inc.***

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68619F205***(CUSIP Number)

August 31, 2009**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This report amends the report on Schedule 13D originally filed by the reporting person on November 13, 2007,

and is being filed to reflect holdings that inadvertently were not reported at the time the relevant amendments were due (see Item 5).

*** On December 21, 2007, the name of the Company was changed from Carlateral, Inc. (CUSIP No. 142190107) to Orient Paper, Inc. (CUSIP No. 68619F205).

  CUSIP No. 68619F205

1.	Name of Reporting Person I.R.S. Identification No. Zhenyong Liu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization P.R. China
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 5,239,167 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 5,239,167 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,239,167 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0%*
14.	Type of Reporting Person IN

  * As of the date of this statement on Schedule 13D and based upon a total of 18,753,900 shares outstanding as of December 31, 2013. See Item 5 for further details.

Item 1.	Security and Issuer

This amended statement on Schedule 13D (“Amendment 1”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Orient Paper, Inc., a Nevada corporation (the “Company”) and amends the Schedule 13D filed by the Reporting Person (as defined in Item 2, below) on November 13, 2007 (the “Original 13D”).  Any capitalized terms used and not defined in this Amendment 1 shall have the meanings set forth in the Original 13D. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein. As of the date of filing of the Original 13D, the name of the Company was Carlateral, Inc. (CUSIP No. 142190107).

The address of the principal executive office of the Company is at Science Park, Juli Road, Xushui County, Baoding City Hebei Province, The People’s Republic of China 072550.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Zhenyong Liu (the “Reporting Person”), an individual, whose business address is Science Park, Juli Road, Xushui County, Baoding City Hebei Province, The People’s Republic of China 072550. The Reporting Person is a citizen of People Republic of China. The Reporting Person is the chairman of the Company’s board of directors and chief executive officer of the Company.

The Reporting Person has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2009, the Company issued 4,817,362 shares of Common Stock (or 1,204,341 shares after giving effect to the Reverse Split described below in Item 5) to the Reporting Person in payment for a loan made by the Reporting Person to a subsidiary of the Company out of the Reporting Person’s personal funds. The information set forth in Paragraph (a) of Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. Any subsequent acquisitions of Common Stock by the Reporting Person were paid for with the Reporting Person’s own funds or as compensation for services rendered to the Company.

Item 4.	Purpose of Transaction

As a major shareholder of the Company, the Reporting Person made a loan in an aggregate amount of approximately $6.1 million to a subsidiary of the Company for investment purposes. On August 31, 2009, the Company issued 4,817,362 shares by the Company to the Reporting Person in payment of $4.0 million of such loan. The information set forth in Paragraph (a) of Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which he now owns or hereafter may acquire. The Reporting Person has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company or any of its subsidiaries, a sale or transfer of any of the Company’s assets, a change in the present board of directors or management of the Company, a change in the present capitalization or dividend policy of the Company any other material change in the Company’s business or corporate structure, changes in the Company’s charter or bylaws or with respect to the delisting or deregistration of any of the Company’s securities.

The Reporting Person, however, reserves the right to and may in the future change his purpose with respect to this investment.

Item 5.	Interest in Securities of the Company

This report amends the Original 13D and is being filed to reflect holdings that inadvertently were not reported at the time the relevant amendment was due.

(a)	On August 31, 2009, the Company, the Reporting Person and the Company’s subsidiary, Hebei Baoding Orient Paper Milling Company Limited (“HBOP”) entered into a Debt Assignment and Assumption Agreement (the “Agreement”). Pursuant to the Agreement, the Company agreed to assume $4.0 million of the total debt of approximately $6.1 million (the “Debt”) owed by HBOP to the Reporting Person. On August 31, 2009, the Company repaid the Debt to the Reporting Person by converting the Debt into equity of the Company at $0.83033 per share and issued to the Reporting Person a total of 4,817,362 restricted shares of the Company’s Common Stock. As a result, as of August 31, 2009, the Reporting Person beneficially owned 20,463,405 shares of the Company’s Common Stock, representing approximately 41.0% of the 49,919,352 shares then outstanding.

On September 21, 2009, the Company’s board of directors and majority shareholders approved an amendment to the Articles of Incorporation of the Company to effect a one-for-four (1:4) reverse split of the issued and outstanding shares of the Company’s Common Stock without changing the par value of the stock (“Reverse Split”), which became effective on November 5, 2009. The Reverse Split did not affect the percentage of the Company’s total shares outstanding beneficially owned by the Reporting Person, although it reduced the number of shares beneficially owned by the Reporting Person from 20,463,405 to 5,115,851.

On October 7, 2009, the Company sold 2,083,333 shares of Common Stock in a private placement transaction. Immediately following the issuance to these shares, the percentage of the Company’s total shares outstanding beneficially owned by the Reporting Person was reduced to approximately 34.4% (based on a total of 14,875,714 shares then outstanding). On April 6, 2010, the Company sold 3,000,000 shares of Common Stock in an underwritten public offering. As a result, the percentage of the Company’s shares beneficially owned by the Reporting Person was reduced to approximately 28.6% (based on a total of 17,892,311 shares then outstanding). On April 14, 2010, the Company sold an additional 450,000 shares as a result of the exercise of the overallotment option in full by the underwriters for the offering. The percentage of the Company’s shares beneficially owned by the Reporting Person was thereby further reduced from approximately 28.6% to approximately 27.9% (based on a total of 18,342,311 shares then outstanding).

As of the date of this Amendment 1, the Reporting Person beneficially owns 5,239,167 shares of Common Stock, representing approximately 28.0% of the total shares outstanding of the Company (based upon a total of 18,753,900 shares outstanding as of December 31, 2013).

(b)	The Reporting Person has the sole power to vote and dispose of the 5,239,167 shares beneficially owned by the Reporting Person as of the date of this Statement on Schedule 13D.

(c)	On December 31, 2013, the Reporting Person was issued 80,000 shares of Common Stock for his services rendered to the Company in 2013.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except for the matters discussed in this Amendment 1or the Original 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the Company’s securities.

Item 7.	Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2014

/s/ Zhenyong Liu Zhenyong Liu